EXHIBIT 99.11

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Rio Tinto provides Iron Ore update following Tropical Cyclone Sean
24 January 2025

PERTH, Australia--(BUSINESS WIRE)-- Tropical Cyclone Sean delivered record rain along parts of the Pilbara coastline of Western Australia, impacting Rio Tinto rail and port operations.
A railcar dumper at the East Intercourse Island (EII) port facility, which shipped 45 million tonnes of total Rio Tinto Iron Ore shipments in 2024, was flooded after the weather event passed the coast, delivering 274mm to Karratha on 20 January 2025.
Assessments are ongoing. Initial indications suggest the dumper at EII could be offline for three to four weeks, as rectifications works are required to repair flood damage.
Recovery works within the broader Iron Ore system are progressing, with the majority of rail and port operations now returned to operations.
The company is working to mitigate impacts and will provide an update at its full year results on 19 February 2025.
First quarter shipments will be affected. Overall shipment guidance for 2025 remains unchanged.

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